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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             OMEGA WORLDWIDE, INC.
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                                (Name of Issuer)


                         COMMON STOCK, $0.10 PAR VALUE
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                         (Title of Class of Securities)


                                   68210B108
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                                 (CUSIP Number)


  ESSEL W. BAILEY, JR. (734) 222-4602 315 East Eisenhower Parkway, Suite 212,
                           Ann Arbor, Michigan 48108
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                              March 8 and 12, 2002
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 68210B108                                                  Page 2 of 8
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Essel W. Bailey, Jr.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S. Citizen
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                7   SOLE VOTING POWER
  NUMBER OF
                    289,274
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    150,969
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    289,274
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    150,969
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     969,047
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.84%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

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CUSIP NO. 68210B108                                                  Page 3 of 8
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Menakka Bailey
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S. Citizen
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                7   SOLE VOTING POWER
  NUMBER OF
                    528,804
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    150,969
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    528,804
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    150,969
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     969,047
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.84%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

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                                                                     Page 4 of 8


         This Amendment No. 1 to Schedule 13D amends the Schedule 13D dated January 12, 2001, and previously filed by Essel W. Bailey, Jr. and Menakka Bailey, the reporting persons. The class of equity securities to which this Amendment relates is the common stock, par value $0.10 per share (the "Common Stock") of Omega Worldwide, Inc. (the "Issuer" or "Company").

         Item 4 and Item 5 of Schedule 13D are hereby amended by the reporting persons by deleting them in their entirety and replacing them with the following statements.




Item 4.  PURPOSE OF TRANSACTION

         Essel W. Bailey, Jr. has acquired the shares of Common Stock of the Company held by him, and Menakka Bailey has acquired the shares of Common Stock of the Company held by her, for general investment purposes. Mr. and Mrs. Bailey, acting together, are considering plans or proposals which they believe might lead to the maximization of shareholder value. They have considered, but have not decided whether or not to pursue, except with respect to the matters set forth in the first paragraph of Item 5 hereof, possible courses of action with respect to the company, including some or all of those set forth in Item 4 of the General Instructions to Schedule 13D as follows:

         (a) The acquisition of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors, or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure;


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                                                                     Page 5 of 8

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

         Mr. and Mrs. Bailey intend to review, from time to time, the possible courses of action referred to above and take such action with respect to the Company as they consider desirable in light of the circumstances then prevailing. Pending a decision whether or not to pursue any of such possible courses of action, and depending on market conditions and other factors, including possible waivers under the Company's Rights Plan, Mr. and Mrs. Bailey presently intend to continue to consider purchasing additional shares of the Company's Common Stock in the open market or in private transactions, if appropriate opportunities to do so are available, on such terms and at such times as they consider desirable. They also may determine to hold shares of the Company's Common Stock as an investment or to dispose of all or a portion of such shares.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         On March 8 and 12, 2002, Essel W. Bailey, Jr. and Menakka Bailey purchased in the open market, 100,000 shares of the Common Stock of the Company at prices ranging from $1.52 to $1.57. Mr. Bailey resigned as a director of the Company by letter dated February 11, 2002. On February 24, 2002, Mr. and Mrs. Bailey offered to purchase the Company's interest in Principal Healthcare Finance Ltd. and Omega (UK) Ltd., its U.K. management entity (hereinafter the Company's U.K. Interests) for $1,230,000, by exchanging substantially all of their shares in the Company (855,434) for all of the Company's U.K. interests. The price was based upon the value which the Company's financial advisors had placed on the shares. Simultaneously, Mr. Bailey requested that the Company redeem its poison pill. As reported on his Form 4 dated September 6, 2001, Mr. Bailey agreed to the acceleration of the expiration dates to 8/27/01 of all outstanding options held by him (all "underwater") for $13,500, and such options have expired. In April of 2001, Mr. Bailey received as a director a grant of 2000 shares of Restricted Stock.

         Mr. Bailey owns beneficially and of record 440,243 shares of the Common



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                                                                     Page 6 of 8


Stock of the Company, including 145,356 shares held jointly with his wife and 5,613 shares held by Montague Foundation of which he is a director but with respect to which he disclaims any economic interest. He disclaims any beneficial interest in the 528,804 shares of the Common Stock of the Company held solely by his wife, Menakka Bailey. Mr. Bailey's 440,243 shares of Common Stock of the Company constitute 3.56% of the issued and outstanding shares of Common Stock of the Company based on the 12,354,553 outstanding number of shares shown on the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2001. Mr. Bailey has sole voting power and sole dispositive power with respect to the 289,274 shares of the Common Stock of the Company held solely by him.

         Mrs. Bailey owns beneficially and of record 679,773 shares of the Common Stock of the Company, including 145,356 shares held jointly with her husband and 5,613 shares held by Montague Foundation of which she is a director but with respect to which she disclaims any economic interest. She disclaims any beneficial interest in the 289,274 shares of the Common Stock held solely by her husband, Essel W. Bailey, Jr. Mrs. Bailey's 679,773 shares of Common Stock of the Company constitute 5.50% of the issued and outstanding shares of Common Stock of the Company based on the 12,354,553 outstanding number of shares shown on the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2001. Mrs. Bailey has sole voting power and sole dispositive power with respect to the 528,804 shares of the Common Stock of the Company held solely by her.

         As a result of their working together, the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13 (d)(3) of the Securities Exchange Act of 1934, as amended, with aggregate beneficial ownership of 969,047 shares of the Company or 7.84%.


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                                                                     Page 7 of 8

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of him and each of the other Reporting Persons.

Date:    March 14, 2002                   /s/ Essel W. Bailey, Jr.
                                          ------------------------------
                                          Essel W. Bailey, Jr.



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                                                                     Page 8 of 8

                                    SIGNATURE

         After reasonable inquiry and to the best of her knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of her and each of the other Reporting Persons.

Date:    March 14, 2002                   /s/ Menakka Bailey
                                          ------------------------------
                                          Menakka Bailey